Contact

www.linkedin.com/in/megan-kishi-101345a0 (LinkedIn)

Megan Kishi

Executive Producer | Co-Founder, Darkbox Entertainment | Independent Film Development & Production
Los Angeles Metropolitan Area

Summary

I am a producer dedicated to developing meaningful independent films with strong creative vision. After more than a decade managing the career of a working child actor, I bring a deep understanding of the entertainment industry, from talent relations and scheduling to on-set coordination, branding, and navigating the business side of production. My focus now is building values driven content and supporting filmmakers with integrity, clarity, and professionalism.

Experience

Darkbox Entertainment

Co-Founder and Executive Producer
August 2024 - Present (2 years 1 month)
Los Angeles, CA

-Co-founded Darkbox Entertainment to develop and produce original independent feature films.
-Develop financing strategies, investor presentations, fundraising campaigns, and strategic partnerships to support film production.
-Coordinate with legal, accounting, banking, and production professionals to establish sound business practices.
-Build relationships with investors, filmmakers, industry professionals, and community partners to support current and future productions.
-Guide marketing, audience development, and distribution planning in collaboration with creative leadership.
-Currently executive producing the company's first independent feature film, overseeing financing, development, casting preparation, and production strategy.

Talent Manager / Guardian of Minor Performer

January 2010 - August 2023 (13 years 8 months)

-Managed all scheduling, transportation, and on-set logistics for a working child actor across film, television, commercial, and print projects.

-Coordinated auditions, bookings, and communication with agents, casting directors, and production teams.
-Oversaw compliance with state labor laws for minors, including securing work permits, Coogan accounts, and required documentation.
-Produced and maintained professional marketing materials such as headshots, resumes, demo clips, IMDb listings, and a personal website.
-Acted as primary point of contact for industry professionals, ensuring smooth workflow between representation, production crews, and studio teachers.
-Organized travel, fittings, rehearsals, and set calls while maintaining confidentiality and professionalism.
-Managed contracts, release forms, payroll documentation, and project records.

Chapman University
Assistant Study Abroad Coordinator
2000 - 2004 (4 years)

Education

Biola University
Master's Degree, Intercultural/Multicultural and Diversity Studies · (2002 - 2004)

Southern Methodist University
Bachelor's Degree · (1995 - 1999)